December 2, 2009
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler, Esq. Division of Corporation Finance

Re:	Psychiatric Solutions, Inc.
Registration Statement on Form S-4
File Number 333-163111
Dear Mr. Riedler:
          Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of Psychiatric Solutions, Inc. (the “Registrant”), requests acceleration of the effective date of the above-captioned Registration Statement to 3 p.m., Eastern time, December 3, 2009, or as soon thereafter as practicable.
          In connection with this request to accelerate the effective date of the Registration Statement, the Registrant acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding this letter, please call the undersigned at (615) 312-5700 or our legal counsel, James H. Nixon III, at (615) 850-8855.

Very truly yours, Psychiatric Solutions, Inc.
By:	/s/ Christopher L. Howard
Christopher L. Howard, Esq.
Executive Vice President, General Counsel and Secretary

cc:	James H. Nixon III, Esq.